Exhibit 12.1

Voya Financial, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2015	2014	2013	2012	2011
($ in millions)
Income (loss) before income taxes	$256.3	$785.2	$758.1	$606.0	$277.8
Less: Undistributed income (loss) from investees	4.7	7.7	23.7	9.0	(16.4)
Less: Net income (loss) attributed to noncontrolling interest that have not incurred fixed charges	15.5	131.5	64.1	95.9	143.9
Adjusted earnings before fixed charges	236.1	646.0	670.3	501.1	150.3
Add: Fixed charges
Interest and debt issue costs (1)	109.9	399.2	365.4	260.1	207.7
Estimated interest component of rent expense	2.5	10.2	11.9	9.3	10.6
Total fixed charges excluding interest credited to contract owner account balance	112.4	409.4	377.3	269.4	218.3
Interest credited to contract owner account balance	484.7	1,991.2	2,088.4	2,248.1	2,455.5
Total fixed charges	$597.1	$2,400.6	$2,465.7	$2,517.5	$2,673.8
Total earnings and fixed charges	$833.2	$3,046.6	$3,136.0	$3,018.6	$2,824.1
Ratio of earnings to fixed charges	1.40	1.27	1.27	1.20	1.06
Total earnings and fixed charges excluding interested credited to contract owner account balance	$348.5	$1,055.4	$1,047.6	$770.5	$368.6
Ratio of earnings to fixed charges excluding interest credited to contract owner account balance	3.10	2.58	2.78	2.86	1.69

(1)
Interest and debt issue costs include interest costs related to variable interest entities of $62.5 million for the three months ended March 31, 2015 and $209.5 million, $180.6 million, $106.4 million and $68.4 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges of 1.42 for the three months ended March 31, 2015 and 1.25, 1.24, 1.19 and 1.04 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to contract owner account balance of 5.52 for the three months ended March 31, 2015 and 3.70, 3.77, 3.81 and 1.69 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.